Filed by APA Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form S-4 No. 333-276797

Subject Company: Callon Petroleum Company

Commission File No. 001-14039

The following investor presentation was posted on APA Corporation’s investor website.

Fourth-Quarter & Full-Year 2023 Financial & Operational Supplement February 21, 2024

Notice to Investors Certain statements in this earnings supplement contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including, without limitation, expectations, beliefs, plans, and objectives regarding anticipated financial and operating results, asset divestitures, estimated reserves, drilling locations, capital expenditures, price estimates, typical well results and well profiles, type curve, and production and operating expense guidance included in this earnings supplement. Any matters that are not historical facts are forward looking and, accordingly, involve estimates, assumptions, risks, and uncertainties, including, without limitation, risks, uncertainties, and other factors discussed in our most recently filed Annual Report on Form 10-K, recently filed Quarterly Reports on Form 10-Q, recently filed Current Reports on Form 8-K available on our website, www.apacorp.com, and in our other public filings and press releases. These forward-looking statements are based on APA Corporation’s (APA) current expectations, estimates, and projections about the company, its industry, its management’s beliefs, and certain assumptions made by management. No assurance can be given that such expectations, estimates, or projections will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results, or other expectations expressed in this earnings supplement, including the company’s ability to meet its production targets, successfully manage its capital expenditures and to complete, test, and produce the wells and prospects identified in this earnings supplement, to successfully plan, secure necessary government approvals, finance, build, and operate the necessary infrastructure, and to achieve its production and budget expectations on its projects. Whenever possible, these “forward-looking statements” are identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “continues,” “could,” “estimates,” “expects,” ”goals,” “guidance,” “may,” “might,” “outlook,” “possible,” “potential,” “projects,” “prospects,” “should,” “would,” “will,” and similar phrases, but the absence of these words does not mean that a statement is not forward-looking. Because such statements involve risks and uncertainties, the company’s actual results and performance may differ materially from the results expressed or implied by such forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Unless legally required, we assume no duty to update these statements as of any future date. However, you should review carefully reports and documents that the company files periodically with the Securities and Exchange Commission. Cautionary Note to Investors: The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable, and possible reserves that meet the SEC’s definitions for such terms. We may use certain terms in this earnings supplement, such as “resource,” “resource potential,” “net resource potential,” “potential resource,” “resource base,” “identified resources,” “potential net recoverable,” “potential reserves,” “unbooked resources,” “economic resources,” “net resources,” “undeveloped resource,” “net risked resources,” “inventory,” “upside,” and other similar terms that the SEC guidelines strictly prohibit us from including in filings with the SEC. Such terms do not take into account the certainty of resource recovery, which is contingent on exploration success, technical improvements in drilling access, commerciality, and other factors, and are therefore not indicative of expected future resource recovery and should not be relied upon. Investors are urged to consider carefully the disclosure in APA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (and APA’s Annual Report on Form-10k for the fiscal year ended December, 31, 2023 when filed) available at www.apacorp.com or by writing at: 2000 Post Oak Blvd., Suite 100, Houston, Texas 77056 (Attn: Corporate Secretary). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov. Certain information may be provided in this earnings supplement that includes financial measurements that are not required by, or presented in accordance with, generally accepted accounting principles (GAAP). These non-GAAP measures should not be considered as alternatives to GAAP measures, such as net income, total debt or net cash provided by operating activities, and may be calculated differently from, and therefore may not be comparable to, similarly titled measures used at other companies. For a reconciliation to the most directly comparable GAAP financial measures, please refer to APA’s fourth quarter 2023 earnings release at www.apacorp.com and “Non-GAAP Reconciliations” of this earnings supplement. None of the information contained in this document has been audited by any independent auditor. This earnings supplement is prepared as a convenience for securities analysts and investors and may be useful as a reference tool. We may elect to modify the format or discontinue publication at any time, without notice to securities analysts or investors. Unless otherwise noted in this earnings supplement, all of the information contained in this earnings supplement is reflective of APA on a standalone basis and does not include the potential impacts of the Callon Petroleum Company acquisition. A P A C O R P O R A T I O N 2

Disclaimer No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Merger and Where to Find It In connection with the proposed acquisition of Callon Petroleum Company, APA has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of APA and Callon and that also constitutes a prospectus of APA common stock. The registration statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024, and Callon filed a definitive proxy statement on February 16, 2024. APA and Callon commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about February 16, 2024. Each of APA and Callon may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that APA or Callon may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents containing important information about APA, Callon, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by APA will be available free of charge on APA’s website at https://investor.apacorp.com. Copies of the documents filed with the SEC by Callon will be available free of charge on Callon’s website at https://callon.com/investors. Participants in the Solicitation APA, Callon, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of APA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) APA’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1841666/000119312523097278/d434054ddef14a.htm), including under the headings “Corporate Governance,” “Election of Directors (Proposal Nos. 1-10),” “Information about Our Executive Officers,” “Executive and Director Compensation,” and “Securities Ownership and Principal Holders,” (ii) APA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1841666/000178403123000007/apa-20221231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions and Director Independence,” and (iii) to the extent holdings of APA’s securities by its directors or executive officers have changed since the amounts set forth in APA’s proxy statement for its 2023 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=1841666&type=&dateb=&owner=only&count=40&search_text=). Information about the directors and executive officers of Callon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Callon’s definitive proxy statement for the proposed merger (available at https://www.sec.gov/Archives/edgar/data/928022/000119312524038126/d694457ddefm14a.htm), including under the headings “Board of Directors After Completion of the Merger” and “Interests of Callon’s Directors and Executive Officers in the Merger” (including the documents incorporated by reference therein), (ii) Callon’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/928022/000092802223000047/cpe-20230309.htm), including under the headings “Proposal 1—Election of Class II Directors,” “Executive Officers,” “Executive Compensation,” “Beneficial Ownership of Securities,” “Principal Shareholders and Management,” and “Certain Relationships and Related Party Transactions,” (iii) Callon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/928022/000092802223000017/cpe-20221231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Item 13. Certain Relationships and Related Transactions and Director Independence,” and (iv) to the extent holdings of Callon’s securities by its directors or executive officers have changed since the amounts set forth in Callon’s definitive proxy statement for its 2023 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=928022&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from APA or Callon using the sources indicated above. A P A C O R P O R A T I O N 3

4Q and Full-Year 2023 Key Metrics 4Q 2023 FY 2023 Reported Production 414 Mboe/d 405 Mboe/d Adjusted Production(1) 341 Mboe/d 331 Mboe/d Cost Incurred in Oil and Gas Property $979 Million $2,719 Million Upstream Capital Investment(2) $520 Million $2,005 Million Net Cash Provided by Operating $1,030 Million $3,129 Million Activities Adjusted EBITDAX(2) $1,361 Million $5,275 Million Free Cash Flow(2) $292 Million $965 Million Diluted Earnings Per Share $5.78 $9.25 Adjusted Earnings Per Share(2) $1.15 $4.53 (1) Excludes production attributable to Egypt tax barrels and noncontrolling interest. (2) For a reconciliation to the most directly comparable GAAP financial measure, please refer to the Non-GAAP Reconciliations. Please refer to the glossary of referenced terms for definitions of Free Cash Flow and Upstream Capital Investment. A P A C O R P O R A T I O N 4

APA Strategic Framework Remain Build and Maintain Deliver Top Committed to Grow a High- Financial Operational Oil and Gas Quality Portfolio Discipline Performance Oil and gas production APA seeks a diverse APA manages costs, Across safety, is APA’s core and balanced portfolio protects the balance execution, competency and will with scale sheet, and returns environmental drive best returns for cash to shareholders responsibility, and risk shareholders management A P A C O R P O R A T I O N 5

Recent Highlights

Strong Permian performance drove **4Q23 total volumes above guidance**

Adjusted production[(1)(2)] of **341 MBOE/D**
Adjusted oil production[(1)(2)] of **160 MBO/D**

Returned **66% ($637 Million)** of free cash flow to shareholders in FY 2023

Repurchased **$121 Million** of stock at average price of **$37.64** per share in 4Q23

Announced acquisition of **Callon Petroleum** in January 2024

Transaction adds **scale in the Delaware Basin** and balances APA's Permian footprint

New development & exploration program progressing **across the portfolio**

Targeting FID by YE 2024 in **Suriname**
Commenced exploration program in **Alaska**
Awarded two offshore blocks, **Uruguay**

(1) For a reconciliation to the most directly comparable GAAP financial measure, please refer to the Non-GAAP Reconciliations. Please refer to the glossary of referenced terms for definitions of Free Cash Flow and Upstream Capital Investment.
(2) Excludes production attributable to tax barrels and noncontrolling interest.



APA CORPORATION | 6

2024 Plan Overview & Guidance A P A C O R P O R A T I O N 7

2024 Plan Overview

	FY23 Actuals	FY24 Plan	Commentary
Adjusted Oil Production (Mbo/d)[1]	**157**	**157**	Flat year-over-year oil production; focused on FCF generation & cash returns over organic growth
Adjusted Total Production (Mboe/d)[1]	331	~324	NGLs expected to decline due to U.S. ethane rejection; reducing FY24 production by ~6 Mboe/d
Development Capex ($MM)	**$1,909**	**$1,800**	Down year-over-year while holding oil volumes flat
Exploration Capex ($MM)	$27	$100	Provides long-term organic upside
Suriname Capex ($MM)	$69	$50	Capital allocated for FEED study and potential long leads
Upstream Capital Investment ($MM)[2]	**$2,005**	**$1,950**	Range of $1.9 to $2.0 billion

Planned Activity

- **United States:** Average 5-6 rigs across SMB & Delaware
- **Egypt:** Average 13-15 drilling rigs; 21 workover rigs
- **North Sea:** Managing production decline / no drilling planned
- **Suriname:** Targeting FID by year-end 2024 / no drilling planned
- **Alaska:** Three exploration wells planned in 1H 2024

Production Trajectory

- **United States:** Strong oil growth partially offset by lower NGLs
  - Well connection timing to result in a back-half-weighted growth profile
- **Egypt:** Relatively flat year-over-year adjusted oil prod.; gross volume decline
- **North Sea:** Year-over-year production decline of ~20%
  - Large maintenance turnaround will affect 2Q & 3Q

Note: Production growth projections based off 2/16/2024 strip pricing assumptions.
(1) Excludes production attributable to tax barrels and noncontrolling interest. (2) Refer to glossary of referenced terms for definition of Upstream Capital Investment.

APA CORPORATION | 8

Guidance

	1Q 2024	FY 2024	Commentary
Production (Mboe/d)			
United States	220	222	~6 Mboe/d of production impact for ethane rejection in 1Q24 & FY24
Egypt (Reported)	135	134	
North Sea	41-43	35-37	
Total Reported Production	396-398	391-393	
Less: Egypt Tax Barrels	35	35	
Less: Egypt Noncontrolling Interest	33	33	
Total Adjusted Production	328-330	323-325	
Total Adjusted Oil Production (Mbo/d)	157	157	
Upstream Capital Investment ($ in millions)(1)	$625	$1,900 - $2,000	Includes ~$100 million of exploration capital in Alaska during 1H24
Upstream Lease Operating Expense ($ in millions)	$360	$1,500	
DD&A ($ in millions)	$450	$1,780	
General & Administrative Expense ($ in millions)	$100	$400	Excludes impacts of quarterly mark-to-market share price movement
Gathering, Processing & Transmission Expense ($ in millions)	$85	$350	
Net Gain (Loss) on Oil and Gas Purchases and Sales ($ in millions)	$25	$100	1Q24 & FY24 gain primarily attributable to the gas sales contract with Cheniere
North Sea Current Tax Expense ($ in millions)	$110	$325	

Note: Production growth projections based off 2/16/2024 strip pricing assumptions.
(1) Refer to glossary of referenced terms for definition of Upstream Capital Investment.

APA CORPORATION | 9

4Q 2023 Asset Update A P A C O R P O R A T I O N 10

Differentiated Large Cap Independent with Diverse Asset Base

4Q 2023 Global Portfolio

Global

414,430 BOE/D
Reported Production

50% / 17% / 33%
Oil / NGL / Gas

60 Gross, 56 Net
Drilled & Completed Wells

23
Average Rigs

United States

228,671 BOE/D
Reported Production

37% / 29% / 34%
Oil / NGL / Gas

29 Gross, 25 Net
Drilled & Completed Wells

6
Average Rigs

International

185,759 BOE/D
Reported Production

66% / 1% / 33%
Oil / NGL / Gas

31 Gross, 31 Net
Drilled & Completed Wells

17
Average Rigs


ALASKA
NORTH SEA
PERMIAN
EGYPT
SURINAME
URUGUAY
Development
Exploration

Permian	Short-cycle asset base with predictable capital productivity; Strong free cash flow generation
Egypt	PSC structure is more resilient to commodity price volatility; Strong free cash flow generation
North Sea	Harvesting free cash flow with portfolio optionality
Suriname	Progressing differentiated large-scale organic oil opportunity; Further exploration opportunities of scale remain
Alaska / Uruguay	Recent entries offer large-scale exploration upside over time

APA CORPORATION | 11

U.S. Update Asset Highlights 4Q 2023 Asset Stats 228,671 BOE/D Reported Production 37% / 29% / 34% Steady and balanced development program continues to deliver strong results Oil / NGL / Gas 29 Gross, 25 Net Southern Midland Basin: Averaged 3 rigs; placed 9 wells on production in 4Q23 Drilled & Completed Wells Plan to drill a Barnett formation appraisal well in 2Q24 6 Avg Rigs Delaware Basin: Averaged 3 rigs; placed 20 wells on production in 4Q23 Net Oil Production, MBO/D Sixth Permian Basin rig arrived in early Nov. 2023 84 84 83 75 76 Plan to test uzontal(s) in the Delaware Basin in 2024 72 Will update full-year 2024 U.S. guidance post Callon acquisition close 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24G Guidance A P A C O R P O R A T I O N 12

2024 U.S. Completion Activity Cadence U.S. Production vs. Wells Online Production (MBOE/D) Wells 250 40 229 220 200 32 âŽ» Permian driving APA’s oil growth âŽ» 2024 production profile expected to be back-150 24 half-weighted due to timing of completions 100 16 âŽ» Targeting more than 10% oil production growth from 4Q23 to 4Q24 50 8 0 0 4Q23 1Q24E 2Q24E 3Q24E 4Q24E Oil Production Gas + NGL Production Wells Connected A P A C O R P O R A T I O N 13

Egypt Update

Asset Highlights

- Drilling program continues to perform well
  - Rig efficiency (wells per rig/year) was up 15% in FY23 vs. FY22; continued to improve in 4Q23
  - Average drilling days, well connection timing, and average oil IP's in-line
- Drilling success rate of 84% (26 of 31 wells) in 4Q23
- Gross oil production lagged expectations
  - Shortage of workover rigs caused workover and uphole recompletion activity to fall behind plan
  - Shortfall compounded by early-life ESP failures in new high-rate wells
- 2024 efficiency initiatives will be focused on workovers, recompletions and base production management as drilling pace moderates

4Q 2023 Asset Stats

144,001 BOE/D
Reported Production

64% / 0% / 36%
Oil / NGL / Gas

31 Gross, 31 Net
Drilled & Completed Wells

17
Avg Rigs

Adjusted Oil Production, MBO/D



42
43
43
43
45
43
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24G
Guidance

APA CORPORATION | 14

North Sea Update

Asset Highlights

- 4Q23 production below guidance due to additional compressor-related downtime at both Beryl Alpha and Forties
- Compressor repairs at Beryl facility completed in late-January
- Portfolio of technically attractive drilling prospects that are not currently economic under U.K. EPL tax framework
- Right-sized organization to align with lower planned activity levels

4Q 2023 Asset Stats

41,758 BOE/D
Reported Production

74% / 3% / 23%
Oil / NGL / Gas

0 Gross, 0 Net
Drilled & Completed Wells

0
Avg Rigs

Net Production, MBOE/D



46
45
42
48
42
42
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24G *
Guidance

* Represents midpoint of 41-43 guidance range

APA CORPORATION | 15

Suriname Update

Block 58 (TotalEnergies Operated)

- Announced Oil Hub Project at Sapakara and Krabdagu in Fall of 2023
  - FEED study progressing on 200 MBO/D FPSO project
  - Underpinned by an estimated 700 million barrels of recoverable oil resource at Sapakara and Krabdagu alone
  - Targeting FID by year-end 2024

Block 53 (APA Operated)

- Assessing next steps for Baja discovery
- Relinquished most of Block 53, retained southwest portion of the block encompassing Baja



Maka
Sapakara
Sapakara South-1
Baja
Kwaskwasi
Krabdagu
Sapakara South-2
Keskesi
Krabdagu-2
Krabdagu-3
STABROEK BLOCK
BLOCK 53
BLOCK 58
BLOCK 58
N
Legend
Discovery
Appraisal Well
10 km

APA CORPORATION | 16

Alaska Update Exploration Joint Venture (North Slope, Alaska) âŽ» Established Joint Venture between APA Corp (50%), Lagniappe Alaska, LLC (25%) and Santos Ltd (25%) âŽ» 275,000 gross acre position situated on state lands âŽ» Three exploration wells expected to spud in the first quarter of 2024; operated by Lagniappe Alaska, LLC Note: Lagniappe Alaska, LLC is a subsidiary of Armstrong Oil & Gas. A P A C O R P O R A T I O N 17

Uruguay Update

Offshore blocks awarded in 2023

OFF-6 (100% Working Interest, APA Operated)

- 16,500 km² (~4.1 million acres)
- Exploration well obligation

OFF-4 (50% Working Interest, APA Operated)

- Working interest partner with Shell (50% / 50%)
- 10,000 km² (~2.5 million acres)
- Seismic acquisition obligation

No drilling planned in 2024


N
Uruguay
OFF-3
OFF-2
OFF-7
OFF-1
OFF-6
APA Corporation
OFF-5
YPF
OFF-4
APA Corporation
0 25 50 100
Km

APA CORPORATION | 18

Appendix A P A C O R P O R A T I O N 19

Cash Return Summary 1Q 2023 2Q 2023 3Q 2023 4Q 2023 2021 2022 2023 Total Shares Repurchased (MM) 3.7 1.3 0.5 3.2 31.2 36.2 8.7 76.1 Average Stock $38.93 $33.72 $41.90 $37.64 $27.14 $39.34 $37.81 $34.15 Repurchased Price Share Repurchases ($MM) $142 $46 $20 $121 $847 $1,423 $329 $2,599 Dividends ($MM) $78 $77 $77 $76 $52 $207 $308 $567 Total Cash Return ($MM) $220 $123 $97 $197 $899 $1,630 $637 $3,166 Free Cash Flow ($MM) $272 $94 $307 $292 $1,823 $2,458 $965 $5,246 % Free Cash Flow Returned 81% 131% 32% 68% 49% 66% 66% 60% Total Bond Debt Reduction ($74) -——- ($1,708) ($1,436) ($74) ($3,218) ($MM) A P A C O R P O R A T I O N 20

Upstream Capital Investment 1Q 2023 2Q 2023 3Q 2023 4Q 2023 FY 2023 ($ in millions) United States* $291 $308 $300 $341 $1,240 Egypt (excluding noncontrolling interest) $123 $133 $149 $158 $563 North Sea $54 $56 $15 $8 $133 Suriname $27 $19 $10 $13 $69 Upstream Capital Investment Total $495 $516 $474 $520 $2,005 *United States capital includes ~$27 million of Alaska infrastructure spend that was accelerated into 4Q23 Note: Please refer to the glossary of referenced terms for the definition of Upstream Capital Investment. A P A C O R P O R A T I O N 21

Egypt Production Detail 3Q 2023 4Q 2023 Oil Gas Oil Gas (Bbls/d) (Mcf/d) Boe/d (Bbls/d) (Mcf/d) Boe/d Gross Production 144,528 472,744 223,319 141,953 466,403 219,687 Reported Production 88,521 300,326 138,575 92,365 309,814 144,001 % Gross 61% 64% 62% 65% 66% 66% Less: Tax Barrels 24,719 85,510 38,971 24,559 84,495 38,642 Net Production Excluding Tax Barrels 63,802 214,816 99,605 67,806 225,319 105,359 % Gross 44% 45% 45% 48% 48% 48% Less: Noncontrolling Interest 21,267 71,605 33,202 22,602 75,106 35,120 Adjusted Production 42,535 143,211 66,403 45,204 150,212 70,239 % Gross 29% 30% 30% 32% 32% 32% 2021 2022 2023 MBOE/D 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Gross Production 237 233 229 235 235 235 219 233 232 227 223 220 Reported Production 119 114 111 115 150 144 134 151 147 144 139 144 Adjusted Production 63 61 58 60 68 64 62 71 71 70 66 70 Brent Oil Benchmark Pricing $61 $69 $73 $80 $98 $112 $97 $89 $82 $78 $86 $83 A P A C O R P O R A T I O N 22

âŽ» Upstream Capital Investment: Includes exploration, development, gathering, processing, and transmission capital, capitalized overhead, and settled asset retirement obligations. Excludes capital investment for property acquisitions, capitalized Glossary of interest, non-cash asset retirement additions and revisions, and Referenced Terms Egypt noncontrolling interest. âŽ» Free Cash Flow: Cash flow from operations before changes in operating assets and liabilities (including Egypt minority interest and KNTK cash dividends) âŽ» Minus: âŽ» Upstream Capital Investment (including Egypt minority interest) âŽ» Non-oil and gas capital investment âŽ» Distributions to noncontrolling interest (Egypt) âŽ» Non-reimbursable Fieldwood decommissioning costs âŽ» In addition to the terms above, a list of commonly used definitions and abbreviations can be found in APA Corporation’s Form 10-K. A P A C O R P O R A T I O N 23

Non-GAAP Reconciliations A P A C O R P O R A T I O N 24

Non – GAAP Reconciliation

Adjusted Earnings

Reconciliation of Income Attributable to Common Stock to Adjusted Earnings

Our presentation of adjusted earnings and adjusted earnings per share are non-GAAP measures because they exclude the effect of certain items included in Income Attributable to Common Stock. Management believes that adjusted earnings and adjusted earnings per share provides relevant and useful information, which is widely used by analysts, investors and competitors in our industry as well as by our management in assessing the Company's operational trends and comparability of results to our peers.

Management uses adjusted earnings and adjusted earnings per share to evaluate our operating and financial performance because it eliminates the impact of certain items that management does not consider to be representative of the Company's on-going business operations. As a performance measure, adjusted earnings may be useful to investors in facilitating comparisons to others in the Company's industry because certain items can vary substantially in the oil and gas industry from company to company depending upon accounting methods, book value of assets, capital structure and asset sales and other divestitures, among other factors. Management believes excluding these items facilitates investors and analysts in evaluating and comparing the underlying operating and financial performance of our business from period to period by eliminating differences caused by the existence and timing of certain expense and income items that would not otherwise be apparent on a GAAP basis. However, our presentation of adjusted earnings and adjusted earnings per share may not be comparable to similar measures of other companies in our industry.

($ in millions)	For the Quarter Ended December 31, 2023				For the Quarter Ended December 31, 2022			
	Before Tax	Tax Impact	After Tax	Diluted EPS	Before Tax	Tax Impact	After Tax	Diluted EPS
Net income including noncontrolling interests (GAAP)	$ 540	$ 1,324	$ 1,864	$ 6.08	$ 802	$ (263)	$ 539	$ 1.68
Income attributable to noncontrolling interests	163	(72)	91	0.30	170	(74)	96	0.30
Net income attributable to common stock	377	1,396	1,773	5.78	632	(189)	443	1.38
Adjustments: *								
Asset and unproved leasehold impairments	17	(4)	13	0.04	2	-	2	-
Noncontrolling interest & tax barrel impact on Egypt adjustments	-	-	-	-	-	-	-	-
Valuation allowance and other tax adjustments	-	(1,634)	(1,634)	(5.33)	-	(47)	(47)	(0.15)
Unrealized derivative instrument (gain) loss	10	(2)	8	0.03	(52)	11	(41)	(0.13)
Loss on previously sold Gulf of Mexico properties	212	(45)	167	0.54	157	(33)	124	0.39
Kinetik equity investment mark-to-market (gain) loss	29	(6)	23	0.08	(9)	2	(7)	(0.02)
Transaction, reorganization & separation costs	4	(2)	2	0.01	5	(2)	3	0.01
Gain on divestitures, net	(1)	1	-	-	-	-	-	-
Adjusted earnings (Non-GAAP)	$ 648	$ (296)	$ 352	$ 1.15	$ 735	$ (258)	$ 477	$ 1.48

*The income tax effect of the reconciling items are calculated based on the statutory rate of the jurisdiction in which the discrete item resides.

APA CORPORATION | 25

Non – GAAP Reconciliation

Adjusted EBITDAX

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDAX

Management believes EBITDAX, or earnings before income tax expense, interest expense, depreciation, amortization and exploration expense is a widely accepted financial indicator, and useful for investors, to assess a company's ability to incur and service debt, fund capital expenditures, and make distributions to shareholders. We define adjusted EBITDAX, a non-GAAP financial measure, as EBITDAX adjusted for certain items presented in the accompanying reconciliation. Management uses adjusted EBITDAX to evaluate our ability to fund our capital expenditures, debt services and other operational requirements and to compare our results from period to period by eliminating the impact of certain items that management does not consider to be representative of the Company's on-going operations. Management also believes adjusted EBITDAX facilitates investors and analysts in evaluating and comparing EBITDAX from period to period by eliminating differences caused by the existence and timing of certain operating expenses that would not otherwise be apparent on a GAAP basis. However, our presentation of adjusted EBITDAX may not be comparable to similar measures of other companies in our industry.

	($ in millions) For the Quarter Ended		
	December 31, 2023	September 30, 2023	December 31, 2022
Net cash provided by operating activities	$ 1,030	$ 764	$ 1,413
Adjustments:			
Exploration expense other than dry hole expense and unproved leasehold impairments	28	22	34
Current income tax provision	316	422	343
Other adjustments to reconcile net income (loss) to net cash provided by operating activities	(71)	(22)	(18)
Changes in operating assets and liabilities	(23)	161	(369)
Financing costs, net	77	81	76
Transaction, reorganization & separation costs	4	5	5
Adjusted EBITDAX (Non-GAAP)	$ 1,361	$ 1,433	$ 1,484

APA CORPORATION | 26

Non – GAAP Reconciliation Cash Flow Before Changes in Operating Assets & Liabilities and Free Cash Flow Reconciliation of Net Cash Provided by Operating Activities to Cash Flows from Operations before Changes in Operating Assets and Liabilities and Free Cash Flow Cash flows from operations before changes in operating assets and liabilities and free cash flow are non-GAAP financial measures. APA uses these measures internally and provides this information because management believes it is useful in evaluating the company’s ability to generate cash to internally fund exploration and development activities, fund dividend programs, and service debt, as well as to compare our results from period to period. We believe these measures are also used by research analysts and investors to value and compare oil and gas exploration and production companies and are frequently included in published research reports when providing investment recommendations. Cash flows from operations before changes in operating assets and liabilities and free cash flow are additional measures of liquidity but are not measures of financial performance under GAAP and should not be considered as an alternative to cash flows from operating, investing, or financing activities. Additionally, this presentation of free cash flow may not be comparable to similar measures presented by other companies in our industry. ($ in millions) For the Quarter Ended December 31, 2023 2022 Net cash provided by operating activities $    1,030 $    1,413 Changes in operating assets and liabilities (23) (369) Cash flows from operations before changes in operating assets and liabilities $    1,007 $    1,044 Adjustments to free cash flow: Upstream capital investment including noncontrolling interest—Egypt    (598)    (559) Non oil and gas capital investment    (33)    —Distributions to Sinopec noncontrolling interest     (84)    (125) Free cash flow $    292 $    360 A P A C O R P O R A T I O N 27

Non – GAAP Reconciliation

Segment Cash Flows

Reconciliation of Net Cash Provided by Operating Activities to Cash Flows from Continuing Operations before Changes in Operating Assets and Liabilities

Cash flows from operations before changes in operating assets and liabilities is a non-GAAP financial measure. Apache uses it internally and provides the information because management believes it is useful for investors and widely accepted by those following the oil and gas industry as a financial indicator of a company's ability to generate cash to internally fund exploration and development activities, fund dividend programs, and service debt. It is also used by research analysts to value and compare oil and gas exploration and production companies and is frequently included in published research when providing investment recommendations. Cash flows from operations before changes in operating assets and liabilities, therefore, is an additional measure of liquidity but is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flows from operating, investing, or financing activities.

	For the Quarter Ended December 31, 2023			
	North Sea	Egypt	U.S. and Other	Consolidated
	($ in millions)			
Net cash provided by operating activities	$ (36)	$ 499	$ 567	$ 1,030
Changes in operating assets and liabilities	102	(59)	(66)	(23)
Cash flows from operations before changes in operating assets and liabilities	$ 66	$ 440	$ 501	$ 1,007

APA CORPORATION | 28

Non – GAAP Reconciliation Net Debt Reconciliation of Debt to Net Debt Net debt, or outstanding debt obligations less cash and cash equivalents, is a non-GAAP financial measure. Management uses net debt as a measure of the Company’s outstanding debt obligations that would not be readily satisfied by its cash and cash equivalents on hand. ($ in millions) December 31, September 30, June 30, March 31, 2023 2023 2023 2023 Current debt $     2 $     2 $     2 $    2 Long-term debt    5,186    5,582    5,574    5,796 Total debt    5,188    5,584    5,576    5,798 Cash and cash equivalents     87     95    142    154 Net debt $    5,101 $    5,489 $    5,434 $    5,644 A P A C O R P O R A T I O N 29

Non – GAAP Reconciliation

Upstream Capital Investment

Reconciliation of Costs Incurred to Upstream Capital Investment

Management believes the presentation of upstream capital investments is useful for investors to assess APA's expenditures related to our upstream capital activity. We define capital investments as costs incurred for oil and gas activities, adjusted to exclude property acquisitions, asset retirement obligation revisions and liabilities incurred, capitalized interest, and certain exploration expenses, while including amounts paid during the period for abandonment and decommissioning expenditures. Upstream capital expenditures attributable to a one-third noncontrolling interest in Egypt are also excluded. Management believes this provides a more accurate reflection of APA's cash expenditures related to upstream capital activity and is consistent with how we plan our capital budget.

	($ in millions) For the Quarter Ended December 31,	
	2023	2022
Costs incurred in oil and gas property:		
Asset and leasehold acquisitions		
Proved	$ 1	$ 16
Unproved	9	15
Exploration and development	969	441
Total Costs incurred in oil and gas property	$ 979	$ 472
Reconciliation of Costs incurred to Upstream capital investment:		
Total Costs incurred in oil and gas property	$ 979	$ 472
Property acquisitions	-	(24)
Asset retirement obligations settled vs. incurred - oil and gas property	(347)	150
Capitalized interest	(6)	(5)
Exploration seismic and administration costs	(28)	(34)
Upstream capital investment including noncontrolling interest - Egypt	$ 598	$ 559
Less noncontrolling interest - Egypt	(78)	(73)
Total Upstream capital investment	$ 520	$ 486

APA CORPORATION | 30

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